FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Vesting of awards made under the GlaxoSmithKline Share Value Plan in 2008

This notification sets out the vesting of Ordinary Shares made in 2008 under the GlaxoSmithKline Share Value Plan.

The three-year vesting period for the GlaxoSmithKline Share Value Plan awards made in 2008, which commenced on 1 January 2008, came to an end on 31 December 2010. The awards made to individuals who have subsequently been appointed Corporate Executive Team members, together with the Company Secretary, who are all Persons Discharging Managerial Responsibility (PDMR), are given in the table below.

Following the vesting of this award on 19 February 2011 the following shares were awarded:

No. of Shares Vested
Mr S M Bicknell	2,520
Mr D S Redfern	3,350
Ms C Thomas	2,520
Mrs V A Whyte	1,200
The Company and PDMRs were advised of these transactions on 21 February 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

V A Whyte
Company Secretary

21 February 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 21 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc